INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

February 22, 2022

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (File No. 333-191476 and 811-22894) (the “Registrant”) on behalf of the AXS Income Opportunities Fund

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Mr. David Orlic of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on January 17, 2022, regarding Post-Effective Amendment No. 267 to the Registrant’s Form N-1A registration statement filed on December 1, 2021 (the “Registration Statement”), with respect to the AXS Income Opportunities Fund (the “Fund”), a series of the Registrant. Responses to all of the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Fund’s Registration Statement (the “Amendment”), which will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

GENERAL

1.	The Registration Statement refers to the “Predecessor Fund” and reorganization. Please confirm whether shareholder approval will be sought for the proposed reorganization.

Response: The Registrant confirms that the proposed reorganization will be subject to the approval of the Predecessor Fund’s shareholders.

2.	Please confirm that the Fund’s Prospectus and Statement of Additional Information (“SAI”) will not be used to offer shares to investors until after the reorganization is completed.

Response: The Registrant so confirms.

3.	Please confirm in your written response that the comments given on the Registration Statement on Form N-1A will be made to the Registration Statement on Form N-14, as applicable.

Response: The Registrant so confirms.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses Table

4.	In light of the Fund’s ability to invest without limit in master limited partnerships (“MLPs”), please add a line item in the Fees and Expenses Table to reflect current income tax expenses and deferred income tax expenses, or explain why it is not necessary.

Response: The Fund expects to qualify for tax treatment as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”). Additionally, the Fund’s policy is to distribute all of its investment company taxable income (calculated without regard to the deduction for dividends paid) and net capital gain each year. As a result, the Fund is not expected to incur any federal income tax liability. Although the Fund has the ability to invest in MLPs, it intends to limit its investments in MLPs (if any) to the extent necessary to qualify for treatment as a regulated investment company. Accordingly, the Registrant does not believe an additional line item is necessary in the Fees and Expenses Table.

Portfolio Turnover

5.	The portfolio turnover reported for the Predecessor Fund does not match the portfolio turnover rate reported in the financial highlights.

Response: The Registrant has revised the Predecessor Fund’s portfolio turnover rate to 149%, which is consistent with the portfolio turnover rate reported in the financial highlights.

Principal Investment Strategies

6.	With respect to the Fund’s investments in debt securities, please confirm whether the Fund will invest a significant portion of its assets in contingent convertible (“CoCo”) bonds, leveraged loans, or collateralized loan obligations (“CLOs”).

Response: The Registrant confirms that the Fund does not intend to invest in CoCo bonds, leveraged loans, or CLOs.

7.	Disclose any duration requirements with respect to the Fund’s investments in debt securities.

Response: The Registrant confirms that the Fund may invest in debt securities of any duration, and the Registrant has revised the relevant disclosure as follows:

“The Fund invests in debt securities of any duration and with a broad range of maturities, and the Fund’s investments may have fixed or variable principal payments.”

Principal Risks

8.	Given the Fund’s investments in MLPs, add risk disclosure associated with the energy sector or explain why it is not necessary.

Response: The Registrant has revised the “Master Limited Partnership Risk” disclosure as follows:

Master Limited Partnership Risk. Investment in securities of an MLP involves risks that differ from investments in common stock, including risks related to limited control and limited rights to vote on matters affecting the MLP, risks related to potential conflicts of interest between the MLP and the MLP’s general partner, cash flow risks, dilution risks and risks related to the general partner’s right to require unit-holders to sell their common units at an undesirable time or price. Certain MLP securities may trade in low volumes due to their small capitalizations. Accordingly, those MLPs may be subject to more abrupt or erratic price movements and may lack sufficient market liquidity to enable the Acquiring Fund to effect sales at an advantageous time or without a substantial drop in price. MLPs are generally considered interest-rate sensitive investments. During periods of interest rate volatility, these investments may not provide attractive returns. MLPs generally own and operate assets that are used in the energy sector, and they are therefore subject to risks impacting that sector, including, among others, fluctuations in commodity prices and/or interest rates, increased governmental or environmental regulation, reduced availability of commodities, declines in production, extreme weather and other natural disasters, and threats of terrorist attacks on energy assets. MLPs may incur environmental costs and liabilities due to the nature of their businesses and the substances they handle. Changes in existing laws, regulations or enforcement policies governing the energy sector could significantly increase the compliance costs of MLPs. The Acquiring Fund will select its investments in MLPs from the current small pool of issuers. Demand for investment opportunities in MLPs that operate energy-related businesses may exceed supply, which could make it difficult to operate the Acquiring Fund.

9.	With reference to the “MLP Tax Risk,” please add disclosure indicating that if the Fund retains its investments in an MLP until its basis is reduced to zero, any subsequent distributions from the MLP will be taxed as ordinary income and the Fund may issue a corrected Form 1099-Div to shareholders, or explain why it is not necessary. In addition, please confirm whether such investments include general partner’s interests.

Response: The Registrant has revised the “MLP Tax Risk” disclosure as indicated below. In addition, the Registrant confirms that the Fund does not currently intend to invest significantly in equity MLPs.

MLP Tax Risk. MLPs are generally treated as partnerships for U.S. federal income tax purposes. A U.S. entity that is treated as a partnership for federal income tax purposes is not itself subject to federal income tax. Instead, the entity’s partners are required to report on their federal income tax returns their shares of each item of the entity’s income, gain, loss and deduction for each taxable year of the entity ending with or within the partner’s taxable year. A cash distribution from a partnership is not itself taxable to the extent it does not exceed the distributee partner’s basis in its partnership interest, and is generally treated as capital gain to the extent any cash distributed to a partner exceeds the partner’s basis in the partnership. If the Fund invests in the equity securities of an MLP, the Fund will be a partner in that MLP. Thus, the Fund will be required to take into account the Fund’s allocable share of the income, gains, losses, deductions, expenses and credits recognized by each such MLP, regardless of whether the MLP distributes cash to the Fund. The cash distributions that the Fund may receive with respect to its investments in equity securities of MLPs may exceed the net taxable income allocated to the Fund from such MLPs because of tax deductions such as depreciation, amortization and depletion that will be allocated to the Fund from the MLPs. Depreciation or other cost recovery deductions passed through to the Fund from investments in MLPs in a given year will generally reduce the Fund’s taxable income, but those deductions may be recaptured in the Fund’s income in one or more subsequent years. When recognized and distributed, recapture income will generally be taxable to shareholders at the time of the distribution at ordinary income tax rates, even though those shareholders might not have held shares in the Fund at the time the deductions were taken by the Fund, and even though those shareholders will not have corresponding economic gain on their shares at the time of the recapture. In order to distribute recapture income or to fund redemption requests, the Fund may need to liquidate investments, which may lead to additional recapture income. A change in current tax law, or a change in the business of an MLP, could result in an MLP being treated as a corporation or other form of taxable entity for U.S. federal income tax purposes, which could result in the MLP being required to pay U.S. federal income tax, excise tax or another form of tax on its taxable income. The classification of an MLP as a corporation or other form of taxable entity for U.S. federal income tax purposes could reduce the amount of cash available for distribution by the MLP and could cause any such distributions received by the Fund to be treated as dividend income, return of capital, or capital gain. Therefore, if any MLPs owned by the Fund were treated as corporations or other forms of taxable entity for U.S. federal income tax purposes, the after-tax return to the Fund with respect to its investment in such MLPs could be materially reduced, which could cause a material decrease in the net asset value per share (“NAV”) of the Fund’s shares.

10.	Please confirm whether the Fund has sub-advisors and, if not, remove the instances of “Sub-Advisor” in the “Management and Strategy Risk” and “Cybersecurity Risk.”

Response: The Registrant confirms that the Fund will not have a sub-advisor, and all instances of “Sub-Advisor” have been removed.

Performance

11.	Please specify or add “Predecessor Fund” to the year-to-date return note to the bar chart.

Response: The Registrant has made the requested change.

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies and Principal Risks of Investing

12.	Apply all applicable comments from the summary section for the Fund to Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments from the summary section have been made to the Item 9 disclosure.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

13.	The disclosure contained in the Fund’s principal investment strategies and concentration risk indicate that the Fund will be concentrated (i.e., invest more than 25% of Fund assets) in the real estate industry. Please add this disclosure to the Fund’s investment limitation regarding concentration contained in the SAI.

Response: The Registrant has revised the disclosure as follows:

The Fund may not:

Invest 25% or more of its total assets, calculated at the time of purchase, in any one industry (other than securities issued by the U.S. government, its agencies or instrumentalities), except that the Fund will concentrate in the real estate industry.

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or require clarification of any response, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary

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